AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

05012640

RECEIVED
2005 NOV 17 P 12:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

28 October 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 27 October 2005, Re: Dissolution of a subsidiary company for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any query.

Yours faithfully
AMSTEEL CORPORATION BERHAD

WONG PHOOI LIN
Secretary

PROCESSED
NOV 18 2005
THOMSON FINANCIAL

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

11/18

Form Version 2.0

General Announcement

Ownership transfer to AMSTEEL on 27/10/2005 06:07:06 PM
Reference No AA-051027-79428

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**AMSTEEL CORPORATION BERHAD**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**WONG PHOOI LIN**
* Designation	:	**SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
DISSOLUTION OF A SUBSIDIARY COMPANY

* **Contents :-**

The Board of Directors of Amsteel Corporation Berhad ("Amsteel" or the "Company") wishes to announce that MBLI Bulking & Trading Pte Ltd ("MBLI"), a company incorporated in Singapore, and a dormant wholly-owned subsidiary of Lion Commodities And Futures Trading Sdn Bhd, which in turn is a wholly-owned subsidiary of the Company, had on its own application, been struck off the Register of Companies, Singapore and dissolved on 27 October 2005.

The dissolution of MBLI does not have any material impact on the earnings and net tangible assets of the Amsteel Group.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

27 OCT 2005